UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2018.

Commission File Number 333-226596

Suzano Papel e Celulose S.A.

(Exact name of registrant as specified in its charter)

SUZANO PAPER AND PULP INC.

(Translation of Registrant’s Name into English)

Av. Professor Magalhaes Neto, 1,752

10th Floor, Rooms 1010 and 1011

Salvador, Brazil 41 810-012

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

This report on Form 6-K contains the exhibit set forth below. This report on Form 6-K and such exhibit are hereby incorporated by reference into Registration Statement No. 333-226596 on Form F-4 of Suzano Papel e Celulose S.A. (“Suzano”).

Enclosures:

Exhibit 99.1	Material Fact, regarding approval of the proposed business combination transaction between Suzano and Fibria Celulose S.A. by their respective Extraordinary General Shareholders’ Meetings, held September 13, 2018.

Exhibit 99.2	Minutes of Suzano’s Extraordinary General Shareholders’ Meeting, held September 13, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 13, 2018

SUZANO PAPEL E CELULOSE S.A.

By:	/s/ Marcelo Feriozzi Bacci
	Name:	Marcelo Feriozzi Bacci
	Title:	Chief Financial Officer and Investor Relations Director